Date  29 August 2001
Number  12/01

BHP BILLITON PLC APPOINTS COMPANY SECRETARY

BHP Billiton Plc today announced the appointment of Karen Wood as Company Secretary, with immediate effect. In addition to her new role, Ms Wood will continue in her current position as Company Secretary of BHP Billiton Limited.

Ms Wood's appointment follows the resignation of former BHP Billiton Plc Company Secretary, Michael Nesbitt, earlier this year.

Ms Wood will be supported in her role by existing deputy company secretaries
- Mary Taylor based in London and Roger Taylor based in Melbourne. Mary Taylor will also continue as Company Secretary for the BHP Billiton Plc subsidiary companies based in Europe and Africa.

The appointment of Ms Wood is consistent with the dual listed companies structure which manages BHP Billiton Plc and BHP Billiton Limited, with a unified Board and management team, and will enhance the ability of the companies to work in an integrated fashion to ensure the continuous improvement of Board operating practices and the Group's corporate governance framework.








Australia
Dr. Robert Porter, Investor Relations
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email: Robert.Porter@bhpbilliton.com

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Mandy Frostick, Media Relations
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email: Francis.R.McAllister@bhpbilliton.com